Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2021 and 2020

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended

	Notes	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Revenues	14	$1,588.0	$1,674.7	$5,300.4	$4,137.8
Cost of sales		1,177.4	1,187.8	3,777.7	3,167.4
Gross profit		410.6	486.9	1,522.7	970.4

Operating expenses
Selling and marketing		97.8	84.6	293.3	230.3
Research and development		70.6	66.0	204.7	163.4
General and administrative		65.2	60.6	187.4	159.3
Other operating expenses (income)	15	(8.5)	(8.6)	(3.1)	23.8
Impairment charge	16	—	—	—	177.1
Total operating expenses		225.1	202.6	682.3	753.9
Operating income		185.5	284.3	840.4	216.5

Financing costs	17	16.5	28.0	114.9	93.8
Financing income	17	(0.7)	(2.0)	(3.5)	(17.1)
Foreign exchange gain on long-term debt		(9.9)	(9.4)	(58.9)	(19.6)
Income before income taxes		179.6	267.7	787.9	159.4
Income tax expense	18	51.9	69.0	202.9	60.7
Net income		$127.7	$198.7	$585.0	$98.7

Attributable to shareholders		$127.6	$198.8	$584.5	$99.1

Attributable to non-controlling interest		$0.1	$(0.1)	$0.5	$(0.4)

Basic earnings per share	13	$1.57	$2.27	$7.02	$1.13

Diluted earnings per share	13	$1.53	$2.22	$6.81	$1.12

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Nine-month periods ended

	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Net income	$127.7	$198.7	$585.0	$98.7

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	8.3	(1.1)	14.6	(9.2)
Net changes in unrealized gain (loss) on translation of foreign operations	(8.5)	(6.5)	(28.1)	21.6
Income tax (expense) recovery	(2.4)	0.3	(4.0)	2.4
	(2.6)	(7.3)	(17.5)	14.8

Items that will not be reclassified subsequently to net income
Actuarial gains (losses) on defined benefit pension plans	26.2	12.3	59.1	(4.1)
Gain (loss) on fair value of restricted investments	(0.2)	0.1	—	(0.1)
Income tax (expense) recovery	(6.9)	(3.3)	(15.6)	1.1
	19.1	9.1	43.5	(3.1)
Total other comprehensive income	16.5	1.8	26.0	11.7
Total comprehensive income	$144.2	$200.5	$611.0	$110.4

Attributable to shareholders	$144.1	$200.7	$610.6	$110.6

Attributable to non-controlling interest	$0.1	$(0.2)	$0.4	$(0.2)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2021	January 31, 2021

Cash and cash equivalents		$34.3	$1,325.7
Trade and other receivables	3	475.6	311.5
Income taxes and investment tax credits receivable		20.8	28.4
Other financial assets	4	74.4	76.5
Inventories	5	1,745.3	1,087.3
Other current assets		58.5	32.9
Total current assets		2,408.9	2,862.3

Investment tax credits receivable		21.2	18.8
Other financial assets	4	48.2	31.6
Property, plant and equipment		1,195.4	1,064.3
Intangible assets		480.3	465.1
Right-of-use assets		211.8	214.2
Deferred income taxes		203.8	227.1
Other non-current assets		3.0	2.5
Total non-current assets		2,163.7	2,023.6

Total assets		$4,572.6	$4,885.9

Revolving credit facilities and bank overdraft	6	$58.5	$-
Trade payables and accruals		1,419.9	1,296.5
Provisions	7	258.7	353.2
Other financial liabilities	8	149.4	348.6
Income tax payable		105.1	63.0
Deferred revenues		104.3	72.4
Current portion of long-term debt	9	24.5	25.3
Current portion of lease liabilities		36.0	33.5
Total current liabilities		2,156.4	2,192.5

Long-term debt	9	1,977.3	2,384.4
Lease liabilities		199.3	206.3
Provisions	7	75.1	75.2
Other financial liabilities	8	32.0	34.4
Deferred revenues		96.2	132.7
Employee future benefit liabilities		226.3	297.8
Deferred income taxes		17.7	16.4
Other non-current liabilities		19.1	21.1
Total non-current liabilities		2,643.0	3,168.3
Total liabilities		4,799.4	5,360.8

Deficit		(226.8)	(474.9)

Total liabilities and deficit		$4,572.6	$4,885.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2021

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)		$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—		584.5	—	—	584.5	0.5	585.0
Other comprehensive income (loss)	—	—		43.5	(28.0)	10.6	26.1	(0.1)	26.0
Total comprehensive income (loss)	—	—		628.0	(28.0)	10.6	610.6	0.4	611.0
Dividends	—	—		(32.4)	—	—	(32.4)	—	(32.4)
Issuance of subordinate shares	84.8	(20.7)		—	—	—	64.1	—	64.1
Repurchase of subordinate shares (Note 10)	(32.7)	200.0		(575.4)	—	—	(408.1)	—	(408.1)
Stock-based compensation	—	14.9	[a]	—	—	—	14.9	—	14.9
Other	—	—		—	—	—	—	(1.4)	(1.4)

Balance as at October 31, 2021	$262.5	$40.2		$(555.7)	$7.5	$15.9	$(229.6)	$2.8	$(226.8)
[a] Includes $1.5 million of income tax recovery.

For the nine-month period ended October 31, 2020

	Attributed to shareholders
	Capital Stock	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2020	$190.6	$(32.6)		$(757.0)	$4.9	$0.3	$(593.8)	$4.1	$(589.7)
Net income (loss)	—	—		99.1	—	—	99.1	(0.4)	98.7
Other comprehensive income (loss)	—	—		(3.1)	21.4	(6.8)	11.5	0.2	11.7
Total comprehensive income (loss)	—	—		96.0	21.4	(6.8)	110.6	(0.2)	110.4
Issuance of subordinate shares	26.4	(7.4)		—	—	—	19.0	—	19.0
Repurchase of subordinate shares	(4.4)	70.3		(63.4)	—	—	2.5	—	2.5
Stock-based compensation	—	11.1	[a]	—	—	—	11.1	—	11.1

Balance as at October 31, 2020	$212.6	$41.4		$(724.4)	$26.3	$(6.5)	$(450.6)	$3.9	$(446.7)

[a] Includes $0.3 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended

	Notes	October 31, 2021	October 31, 2020

OPERATING ACTIVITIES
Net income		$585.0	$98.7
Non-cash and non-operating items:
Depreciation expense		199.1	192.8
Income tax expense	18	202.9	60.7
Foreign exchange gain on long-term debt		(58.9)	(19.6)
Interest expense and transaction costs	17	87.7	85.4
Net (gain) loss on disposal of property, plant and equipment	15	0.4	(13.3)
Impairment charge	16	—	177.1
Other		38.7	(3.3)
Cash flows generated from operations before changes in working capital		1,054.9	578.5
Changes in working capital:
(Increase) decrease in trade and other receivables		(180.4)	130.3
(Increase) decrease in inventories		(703.1)	127.4
Increase in other assets		(47.4)	(46.2)
Increase in trade payables and accruals		153.8	83.5
Increase in other financial liabilities		7.3	20.8
Decrease in provisions		(83.3)	(108.2)
Decrease in other liabilities		(1.3)	(19.9)
Cash flows generated from operations		200.5	766.2
Income taxes paid, net of refunds		(139.3)	(130.6)
Net cash flows generated from operating activities		61.2	635.6

INVESTING ACTIVITIES
Additions to property, plant and equipment		(319.9)	(146.3)
Additions to intangible assets		(44.8)	(13.0)
Proceeds on disposal of property, plant and equipment		0.1	19.2
Other		5.8	(0.4)
Net cash flows used in investing activities		(358.8)	(140.5)

FINANCING ACTIVITIES
Increase (decrease) in revolving credit facilities and bank overdraft		58.5	(0.3)
Issuance of long-term debt	9	410.0	964.3
Long-term debt amendment fees	9	(20.0)	(41.9)
Repayment of long-term debt	9	(774.1)	(15.7)
Repayment of lease liabilities		(27.0)	(25.4)
Interest paid		(40.7)	(68.8)
Issuance of subordinate voting shares		64.1	19.0
Repurchase of subordinate voting shares	10	(638.2)	(59.6)
Dividends paid		(32.4)	—
Other		(4.4)	(0.1)
Net cash flows generated from (used in) financing activities		(1,004.2)	771.5
Effect of exchange rate changes on cash and cash equivalents		10.4	0.2
Net increase (decrease) in cash and cash equivalents		(1,291.4)	1,266.8
Cash and cash equivalents at the beginning of period		1,325.7	42.5
Cash and cash equivalents at the end of period		$34.3	$1,309.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”) whereas BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles and personal watercraft; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2021 and 2020 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2021 and 2020 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2021 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation and BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On November 30, 2021, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2021 and 2020.

3.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables were as follows, as at:

	October 31, 2021	January 31, 2021
Trade receivables	$342.8	$253.5
Allowance for doubtful accounts	(4.3)	(4.2)
	338.5	249.3
Sales tax and other government receivables	80.0	56.4

Other [a]	57.1	5.8
Total trade and other receivables	$475.6	$311.5

[a] On July 17, 2021, there was a fire in the storage yard of the Juarez 2, Mexico facility. A preliminary loss of $55.4 million mainly composed of inventory and some property, plant and equipment was recorded during the three-month period ended July 31, 2021. The write-off was compensated by a corresponding amount receivable expected to be received from the insurers, net of its deductible. As at October 31, 2021, a balance of $48.4 million was recorded as part of other receivables.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2021	January 31, 2021
Restricted investments [a]	$14.6	$15.7
Derivative financial instruments	38.0	25.9
Advances to suppliers related to property, plant and equipment	47.1	47.8
Other	22.9	18.7
Total other financial assets	$122.6	$108.1
Current	74.4	76.5

Non-current	48.2	31.6
Total other financial assets	$122.6	$108.1

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments and derivative financial instruments.

5.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2021	January 31, 2021
Materials and work in progress	$1,292.6	$540.7
Finished products	153.6	305.0
Parts, accessories and apparel	299.1	241.6
Total inventories	$1,745.3	$1,087.3

In the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2021, the Company recognized a write-down on inventories of $7.8 million and $16.8 million respectively ($7.9 million and $40.2 million respectively during the three- and nine-month periods ended October 31, 2020).

As at October 31, 2021, Materials and work in progress inventory includes substantially completed units that have gone through the manufacturing and quality review process but await installation of missing components.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	REVOLVING CREDIT FACILITIES

On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the availability to $800.0 million and extend the maturity from May 2024 to May 2026 (the “Revolving Credit Facilities”). The pricing grid and other conditions remained unchanged. As at October 31, 2021, the Company had $46.0 million of outstanding indebtedness under the Revolving Credit Facilities and $12.5 million under bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at October 31, 2021, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum

(iii)	Euros at Euro LIBOR plus 1.45% per annum.

As at October 31, 2021, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2021	January 31, 2021
Product-related	$301.4	$390.0
Restructuring	3.5	11.2
Other	28.9	27.2
Total provisions	$333.8	$428.4
Current	258.7	353.2
Non-current	75.1	75.2
Total provisions	$333.8	$428.4

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2021	$390.0	$11.2	$27.2	$428.4
Expensed during the period	287.4	—	11.7	299.1
Paid during the period	(347.8)	(7.2)	(9.0)	(364.0)
Reversed during the period	(16.2)	0.1	(0.3)	(16.4)
Effect of foreign currency exchange rate changes	(12.0)	(0.6)	(0.7)	(13.3)
Balance as at October 31, 2021	$301.4	$3.5	$28.9	$333.8

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2021	January 31, 2021
Dealer holdback programs and customer deposits	$138.3	$102.4
Due to Bombardier Inc.	22.0	22.2
Derivative financial instruments	6.4	8.6
Due to a pension management company	0.4	0.7
Non-controlling interest liability [a]	—	21.0
Financial liability related to NCIB	—	200.0
Other	14.3	28.1
Total other financial liabilities	$181.4	$383.0
Current	149.4	348.6
Non-current [b]	32.0	34.4
Total other financial liabilities	$181.4	$383.0

[a] On September 1st, 2021, the Company completed the repurchase, at fair value, of the remaining 20% non-controlling interest in Telwater Pty Ltd in exchange for an amount of AUD 27.2 million ($24.9 million).

[b] The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT

As at October 31, 2021 and January 31, 2021, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

October 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.09%	2.13%	U.S. $1,496.2	$1,851.7	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	0.88% to 4.67%	€110.8	150.1
Total long-term debt					$2,001.8
Current					24.5
Non-current					1,977.3
Total long-term debt					$2,001.8

[a]	Net of unamortized transaction costs of $3.7 million.

January 31, 2021
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.12%	2.12%	U.S. $1,207.6	$1,543.0
Term Loan B-2	May 2027	6.00%	6.77%	U.S. $597.0	733.3	[a]
Term Loans	Dec. 2021 to Dec. 2030	0.75% to 1.60%	1.00% to 4.67%	€92.6	133.4
Total long-term debt					$2,409.7
Current					25.3
Non-current					2,384.4
Total long-term debt					$2,409.7

[a] Net of unamortized transaction costs of $29.5 million.

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2021:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2021	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2021
Term Facility	$2,276.3	$380.8	$(772.0)	$(58.9)	$25.5	$1,851.7
Term Loans	133.4	29.1	(2.1)	(11.0)	0.7	150.1
Total	$2,409.7	$409.9	$(774.1)	$(69.9)	$26.2	$2,001.8

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.     LONG-TERM DEBT [CONTINUED]

a)    Term Facility

On February 16, 2021, the Company fully repaid the outstanding U.S. $597.0 million Term Loan B-2. The Company incurred a prepayment premium of $15.1 million, which has been recorded in financing costs. In addition, the unamortized transaction costs of $29.2 million were derecognized and recorded in financing costs. On the same date, the Company increased the amount outstanding under its Term Loan B-1 by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million has the same terms and conditions and maturity date as the original Term Loan B-1. The Company incurred transaction costs of $4.0 million, which have been incorporated in the carrying amount of the Term Loan B-1 and are amortized over its expected life using the effective interest rate method.

As at October 31, 2021, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $11.4 million ($14.1 million) during the nine-month period ended October 31, 2021. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)    Term Loans

During the nine-month period ended October 31, 2021, the Company entered into term loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €19.7 million ($29.1 million) with an interest rate varying between 0.88% and 0.93% with a maturity date in December 2029. The Company recognized a grant of €0.6 million ($0.9 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2021	42,652,906	$206.8
Issued upon exercise of stock options	1,648,707	84.8
Issued in exchange of multiple voting shares	936,692	0.1
Repurchased under the substantial issuer bid offer	(3,381,641)	(19.1)
Repurchased under the normal course issuer bid program	(2,807,028)	(13.6)
Balance as at October 31, 2021	39,049,636	$259.0

Multiple voting shares
Balance as at January 31, 2021	43,891,671	$3.6
Exchanged for subordinate voting shares	(936,692)	(0.1)
Balance as at October 31, 2021	42,954,979	$3.5

Total outstanding as at October 31, 2021	82,004,615	$262.5

a)     Substantial issuer bid offer (“SIB”)

On July 27, 2021, the Company repurchased for cancellation 3,381,641 subordinate voting shares following the completion of its SIB for a total consideration of $350.0 million, of which $17.9 million represent the carrying amount of the shares repurchased and $332.1 million representing the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group converted 936,692 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled in the SIB. The Company incurred $1.2 million of fees and expenses ($1.3 million net of income tax recovery of $0.1 million) relating to the SIB, which were recorded in capital stock.

b)     Normal Course Issuer Bid Program (“NCIB”)

During the nine-month period ended October 31, 2021, the Company completed the NCIB that was announced and started during the fiscal year ended January 31, 2021 and repurchased 2,807,028 subordinate voting shares for a total consideration of $278.2 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the nine-month period ended October 31, 2021, the Company recognized a loss of $21.3 million in financing costs related to the automatic share purchase plan. The loss represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $278.2 million, $13.6 million represent the carrying amount of the shares repurchased, $243.3 million represents the amount charged to retained losses and $21.3 million represent the loss recognized in net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	STOCK OPTION PLAN

During the nine-month period ended October 31, 2021 and 2020, the Company granted respectively 513,300 and 1,658,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $109.88 and $26.89 respectively. The fair value of the options at the grant date was $48.89 and $9.12, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended October 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,457.5	$136.3	$(5.8)	$1,588.0
Cost of sales	1,067.5	115.7	(5.8)	1,177.4
Gross profit	390.0	20.6	—	410.6

Total operating expenses				225.1
Operating income				185.5

Financing costs				16.5
Financing income				(0.7)
Foreign exchange gain on long-term debt				(9.9)
Income before income taxes				179.6
Income tax expense				51.9

Net income				$127.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended October 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,571.2	$108.4	$(4.9)	$1,674.7
Cost of sales	1,101.8	90.9	(4.9)	1,187.8

Gross profit	469.4	17.5	—	486.9

Total operating expenses				202.6

Operating income				284.3

Financing costs				28.0
Financing income				(2.0)
Foreign exchange gain on long-term debt				(9.4)

Income before income taxes				267.7
Income tax expense				69.0

Net income				$198.7

For the nine-month period ended October 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,922.8	$392.7	$(15.1)	$5,300.4
Cost of sales	3,457.1	335.7	(15.1)	3,777.7

Gross profit	1,465.7	57.0	—	1,522.7

Total operating expenses				682.3
Operating income				840.4

Financing costs				114.9
Financing income				(3.5)
Foreign exchange gain on long-term debt				(58.9)

Income before income taxes				787.9
Income tax expense				202.9

Net income				$585.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and six-month periods ended July 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION [CONTINUED]

For the nine-month period ended October 31, 2020	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$3,844.6	$301.5	$(8.3)	$4,137.8
Cost of sales	2,850.3	325.4	(8.3)	3,167.4

Gross profit (loss)	994.3	(23.9)	—	970.4

Total operating expenses				753.9 [a]
Operating income				216.5

Financing costs				93.8
Financing income				(17.1)
Foreign exchange gain on long-term debt				(19.6)

Income before income taxes				159.4
Income tax expense				60.7

Net income				$98.7

[a] Including an impairment charge of $177.1 million related to the Marine segment.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended

	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Net income attributable to shareholders	$127.6	$198.8	$584.5	$99.1

Weighted average number of shares	81,168,487	87,690,498	83,312,905	87,546,386
Earnings per share - basic	$1.57	$2.27	$7.02	$1.13

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended

	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
Net income attributable to shareholders	$127.6	$198.8	$584.5	$99.1

Weighted average number of shares	81,168,487	87,690,498	83,312,905	87,546,386
Dilutive effect of stock options	2,357,403	1,917,137	2,478,456	832,621
Weighted average number of diluted shares	83,525,890	89,607,635	85,791,361	88,379,007

Earnings per share - diluted	$1.53	$2.22	$6.81	$1.12

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
Powersports
Year-Round Products	$736.3	$803.0	$2,614.4	$2,064.5
Seasonal Products	437.3	508.3	1,475.2	1,153.6
Powersports PA&A and OEM Engines	283.7	259.7	832.8	626.0
Marine	130.7	103.7	378.0	293.7
Total	$1,588.0	$1,674.7	$5,300.4	$4,137.8

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
United States	$836.8	$952.3	$2,981.9	$2,361.9
Europe	272.4	230.7	867.3	689.3
Canada	294.7	298.5	864.8	626.5
Asia Pacific	125.1	119.9	380.3	282.8
Latin America	56.6	70.8	196.9	169.4
Other	2.4	2.5	9.2	7.9
	$1,588.0	$1,674.7	$5,300.4	$4,137.8

15.	OTHER OPERATING EXPENSES (INCOME)

Details of other operating expenses (income) were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
Restructuring costs [a]	$—	$8.1	$(0.1)	$37.4
Net (gain) loss on disposal of property, plant and equipment	0.4	(13.2)	0.4	(13.3)
Foreign exchange (gain) loss on working capital elements	(3.3)	3.3	(9.4)	19.2
(Gain) loss on forward exchange contracts	(2.1)	(2.8)	6.7	(13.9)
Gain on litigation	—	(4.0)	—	(4.0)
Other	(3.5)	—	(0.7)	(1.6)
Total	$(8.5)	$(8.6)	$(3.1)	$23.8

[a] During the nine-month period ended October 31, 2020, as a result of the decision to wind-down the production of Evinrude outboard engines and the realignment of its marine business, the Company announced the reduction of its global workforce by approximately 650 employees and incurred costs for terminating contracts. An amount of $29.9 million was recorded as restructuring costs relating to this initiative.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	IMPAIRMENT CHARGE

During the three-month period ended April 30, 2020, the Company determined that some of its cash-generating units (“CGU”) were impaired and recorded an impairment charge of $30.5 million related to intangible assets of Alumacraft Boat Co. CGU, $33.3 million related to Triton Industries, Inc. CGU, and $60.7 million related to Telwater Pty Ltd CGU. The charges were determined by comparing the carrying amount of each CGU to its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The recoverable amount for the impaired CGUs was based on a fair value less costs to sell (“FVLCTS”) calculation using market-based measurement rather than an entity-specific measurement. The Company has determined that the discounted cash flow (“DCF”) technique provided the best assessment of what each impaired CGU could be exchanged for in an arm’s length transaction. Fair value is represented by the present value of expected future cash flows of the business together with the residual value of the business at the end of the forecast period.

In addition, as a consequence of the wind-down of the Evinrude outboard engines production, an impairment charge of $52.6 million of which $30.5 million was allocated to property, plant and equipment and $22.1 million to intangible assets was recorded during the three-month period ended April 30, 2020.

17.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
Interest on long-term debt	$11.3	$22.9	$34.8	$60.2
Transaction costs on long-term debt	—	—	44.3	12.7
Interest and commitment fees on revolving credit facilities	0.9	0.6	2.4	5.4
Interest on lease liabilities	2.0	2.3	6.2	7.1
Net interest on employee future benefit liabilities	1.3	1.4	3.8	4.1
Other	1.0	0.8	23.4	4.3
Financing costs	16.5	28.0	114.9	93.8

Financing income	(0.7)	(2.0)	(3.5)	(17.1)
Total	$15.8	$26.0	$111.4	$76.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020

Current income tax expense
Related to current year	$38.8	$73.8	$201.0	$94.8
Related to prior years	0.4	(5.4)	(0.2)	(1.8)
	39.2	68.4	200.8	93.0

Deferred income tax expense (recovery)
Temporary differences	13.9	1.5	10.3	(29.0)
Effect of income tax rate changes on deferred income taxes	—	0.3	—	0.1
Decrease in valuation allowance	(1.2)	(1.2)	(8.2)	(3.4)
	12.7	0.6	2.1	(32.3)
Income tax expense	$51.9	$69.0	$202.9	$60.7

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2021		October 31, 2020		October 31, 2021		October 31, 2020
Income taxes calculated at statutory rates	$47.6	26.5%	$70.9	26.5%	$208.8	26.5%	$42.2	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(0.9)		(0.5)		(4.4)		(5.5)
Effect of income tax rate changes on deferred income taxes	—		0.3		—		0.1
Decrease in valuation allowance	(1.2)		(1.2)		(8.2)		(3.4)
Recognition of income taxes on foreign currency translation	0.7		0.5		1.2		4.7
Permanent differences [a]	0.3		(1.3)		1.3		21.5
Other	5.4		0.3		4.2		1.1
Income tax expense	$51.9		$69.0		$202.9		$60.7

[a]

The permanent differences result mainly from the impairment charge on goodwill recorded during the nine-month period ended October 31, 2020 and from the foreign exchange gain on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2021
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 4)	Level 2	$14.6	$14.6

Derivative financial instruments
Forward exchange contracts
Favourable		$18.3	$18.3
(Unfavourable)		(5.6)	(5.6)
Interest rate cap		19.7	19.7
Inflation rate swap		(0.8)	(0.8)
	Level 2	$31.6	$31.6

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(1,851.7)	$(1,831.2)
Term Loans (Note 9)	Level 2	(150.1)	(161.3)
		$(2,001.8)	$(1,992.5)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2021 and 2020

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at October 31, 2021:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,419.9	$—	$—	$—	$1,419.9
Long-term debt (including interest)	65.7	139.3	216.7	1,815.1	2,236.8
Lease liabilities (including interest)	43.1	97.6	49.7	80.6	271.0
Derivative financial instruments	5.4	1.0	—	—	6.4
Other financial liabilities	144.0	4.3	2.2	24.5	175.0
Total	$1,678.1	$242.2	$268.6	$1,920.2	$4,109.1

20.	COMMITMENTS AND CONTINGENCIES

The Company entered into a contractual commitment to acquire two of its leased production facilities in Mexico for an estimated amount of U.S. $108 million ($133.9 million). Subject to certain closing conditions, the Company expects to complete the transaction no later than the end of fiscal 2022.

21.	SUBSEQUENT EVENT

On November 30, 2021, the Company’s Board of Directors authorized the renewal of its normal course issuer bid program which, subject to the TSX approval, allows for the purchase for cancellation of up to approximately 3,787,945 subordinate voting shares over the next twelve months, representing approximately 10% of the Company’s public float.